SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

23 May 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

23 May 2002

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 21 May 2002 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 23 May 2002. An extract follows:

Dear Sirs:

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for the purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Associate

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – UK COMPANIES ACT

1. Company in which shares are held : Royal & Sun Alliance Ins Group

2. Notifiable Interest: Ordinary Shares

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ______________________________

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	647,200	FMRCO	Chase Nominees Limited
	186,400	FMRCO	State Street Nominees Limited
	505,400	FMTC	HSBC
	81,300	FMTC	Bank of New York - Europe
	98,200	FMTC	National Cities
	52,900	FMTC	Nortrust Nominees
	60,900	FMTC	State Street Bank & Trust
	37,200	FMTC	State Street Nominees Ltd
	13,305,460	FISL	Chase Nominees Ltd
	358,736	FPM	RBS Trust Bank
	124,146	FPM	Nortrust Nominees Ltd
	303,807	FPM	Bank of New York Europe
	86,636	FPM	Citibank
	1,630,400	FPM	Chase Nominees Ltd
	499,500	FPM	Northern Trust
	150,700	FPM	HSBC
	40,581	FPM	Deutsche Bank
	18,100,073	FIL	HSBC Client Holdings Nominee (UK) Limited
	450,600	FIL	MSS Nominees Ltd
	500,152	FIL	RBS Trust Bank
	947,600	FIL	Nortrust Nominees Ltd
	76,872	FIL	Bankers Trust
	80,537	FIL	Citibank
	1,155,231	FIL	Bank of New York London
	1,398,214	FIL	Northern Trust
	2,672,771	FIL	Chase Nominees Ltd
	35,000	FIL	State Street Bank & Trust
	236,295	FIL	NAB-Australia
	16,800	FIL	Credit Suisse
	60,400	FIL	Deutsche Bank AG, London
	53,436	FIL	Chase Manhattan Bank, London
	10,700	FIL	State Street Nominees Ltd
Total Ordinary Shares	43,964,147		
Current ownership percentage:	3.05%		

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jan Miller
Group Company Secretary

Date of notification 23 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 23 May 2002

By: (Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.